Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Royal & Sun Alliance Insurance Group plc

2)	Name of shareholder having a major interest

Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Private Bank Ltd	39,209	0.0027

Barclays Global Fund Advisors	383,595	0.0266

Barclays Private Bank and Trust Ltd	35,000	0.0024

Barclays Global Investors Japan Trust & Banking	2,080,871	0.1445

Barclays Capital Securities Ltd	25,342,456	1.7599

Barclays Global Investors Australia Ltd	428,350	0.0297

Barclays Global Investors, N.A.	17,924,670	1.2448

Barclays Life Assurance Co Ltd	2,473,061	0.1717

Barclays Global Investors Ltd	40,690,720	2.8258

Barclays Private Bank and Trust Ltd	1,080	0.0001

Barclays Bank Trust Company Ltd	114,854	0.0080

Barclays Nikko Global Investors Ltd	726,720	0.0505

Group Holding	90,240,586	6.2667

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	747,119

ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	404,379

ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	25,885,370

Bank of Ireland	BNX009IE	396,780

BARCLAYS CAPITAL NOMINEES LIMI		342,456

BARCLAYS CAPITAL SECURITIES LT		25,000,000

Barclays Trust Co & Others		11,216

BARCLAYS TRUST CO AS EXEC/ADM		5,551

Barclays Trust Co DMC69		26,372

Barclays Trust Co E99		704

Barclays Trust Co R69		71,011

BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	52,850

BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	121,318

BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	554,560

BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	166,771

BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	1,316,757

BLINTNUKQ-Z1AJ-dummy	BLINTNUK	91,984

BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	168,821

BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	12,966,504

BOSTON SAFE DEPOSIT AND TRUST	591668	334,298

CHASE MANHATTAN BANK	500227	6,627,522

CHASE MANHATTAN BANK	502872	2,386,752

CHASE MANHATTAN BANK	508068	610,615

CHASE MANHATTAN BANK	527191	2,582,434

CHASE MANHATTAN BANK	536747	555,001

CHASE MANHATTAN BANK	552942	504,872

Chase Manhattan Bank	585439	19,460

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	687,348

CITIBANK, N.A. (United States)	597367	158,000

Clydesdale Nominees HGB0125	00694478	35,000

INVESTORS BANK AND TRUST CO.	428169	128,645

INVESTORS BANK AND TRUST CO.	555879	27,051

INVESTORS BANK AND TRUST CO.	573039	187,677

INVESTORS BANK AND TRUST CO.	583293	1,661,648

INVESTORS BANK AND TRUST CO.	585918	9,776

INVESTORS BANK AND TRUST CO.	586072	134,189

INVESTORS BANK AND TRUST CO.	588888	26,282

INVESTORS BANK AND TRUST CO.	590421	103,008

INVESTORS BANK AND TRUST CO.	595966	287,224

INVESTORS BANK AND TRUST CO.	598856	22,245

INVESTORS BANK AND TRUST CO.	911140	40,222

JPMORGAN CHASE BANK	540186	178,045

JPMORGAN CHASE BANK	555465	250,305

JPMORGAN CHASE BANK	599123	42,137

JPMorgan Chase Bank	BTC034IE	19,049

JPMorgan Chase Bank	BTC045IE	164,119

JPMorgan Chase Bank	BTGF01IE	186,512

JPMorgan Chase Bank	BTGF04IE	189,422

JPMorgan Chase Bank	BTGF05IE	150,488

JPMorgan Chase Bank	BTGF07IE	34,547

JPMorgan Chase Bank	BTK001IE	171,570

JPMorgan Chase Bank	BTS004IE	155,574

JPMorgan Chase Bank	BTS005IE	31,444

JPMorgan Chase Bank	BTS011IE	59,380

JPMorgan Chase Bank	BTS015IE	38,491

JPMorgan Chase Bank	BTS018IE	3,776

JPMorgan Chase Bank	BTS019IE	18,950

JPMorgan Chase Bank	BTS024IE	15,779

JPMorgan Chase Bank	BTS028IE	640,194

JPMorgan Chase Bank	BTS031IE	13,566

JPMorgan Chase Bank	BTS033IE	12,331

JPMorgan Chase Bank	BTS036IE	140,430

JPMorgan Chase Bank	BTS037IE	35,249

Master Trust Bank	BNNP06IE	90,312

Mitsubishi Trust International	BNN018IE	7,449

Mitsubishi Trust International	BNN024IE	13,362

Mitsubishi Trust International	BNN033IE	22,618

Mitsubishi Trust International	BNN046IE	63,687

NORTHERN TRUST BANK – BGI SEPA	581610	277,034

NORTHERN TRUST BANK – BGI SEPA	584069	116,721

State Street	BNN032IE	29,938

State Street	BNX012IE	27,512

STATE STREET BANK & TRUST – US	713101	1,465,452

Sumitomo TB	BNN029IE	18,763

Sumitomo TB	BNN031IE	10,808

Sumitomo TB	BNN036IE	16,268

Sumitomo TB	BNN052IE	29,223

Swan Nominees Limited		1,080

ZEBAN NOMINEES LIMITED		39,209

	Total	90,240,586

5)	Number of shares/amount of stock acquired

Not disclosed

6)	Percentage of issued class

Not disclosed

7)	Number of shares/amount of stock disposed

Not applicable

8)	Percentage of issued class

Not applicable

9)	Class of security

Ordinary shares of 27.5p each

10)	Date of transaction

23 September 2003

11)	Date company informed

25 September 2003, on receipt of a letter dated 24 September 2003

12)	Total holding following this notification

90,240,586 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification

6.27%

14)	Any additional information

15)	Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

16)	Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 26 September 2003